SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MARCH 06, 2008

1 – DATE AND TIME: March 06, 2008, at 10:00 A.M. 2 – LOCATION: The company’s headquarters, located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3 – CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6404/76, on the following days: 20th, 21st and 22nd days of February 2008 in the "Official Gazette of the State of Bahia" and in the newspaper "A Tarde", and it was disclosed according to CVM Rulings Nos. 02/78 and 207/94 and for widely disclosure in the newspaper "Gazeta Mercantil", on February 20, 21 and 22, 2008. 4 - ATTENDANCE: Shareholders representing more than eighty-eight percent (88%) of the Company’s voting capital; and Mr. Manoel Mota Fonseca, a member of the Fiscal Board of the Company; Mr. Joel Benedito Junior and Ms. Ana Patrícia Soares Nogueira, representatives of the Company’s management. 5 – PRESIDING BOARD: Chairman: Anna Cecília de M.C. Dutra da Silva, and Secretary: Ana Patrícia Soares Nogueira, who were chosen as set forth in article 17 of the Bylaws. 6 - AGENDA: (I) approval of the proposed cancellation of sixteen million five hundred and ninety-five thousand (16,595,000) class “A” preferred shares of the Company, theretofore held in treasury; and (II) approval of the change of the main paragraph of article 4 of the Company’s bylaws, in order to reflect the change in the number of shares resulting from the cancellation of shares. 7 - DELIBERATIONS: The matters established in the Agenda were put to discussion and voting, and the following deliberations were unanimously taken: 7.1) to authorize the issuance of these minutes in summary form, as well as publication thereof with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs of Law 6404/76; 7.2) to approve the cancellation of sixteen million five hundred and ninety-five thousand (16,595,000) class “A” preferred shares of the Company, theretofore held in treasury, posted at the amount of two hundred and forty-four million, four hundred and fifty-five thousand, six hundred and thirty reais and thirty-two centavos (R$244,455,630.32), to the account of profit reserve for an equal value; and 7.3) to approve, as a result of the cancellation of shares decided in the previous item, as well as the capital increase approved by the Board of Directors, at a meeting held on July 31, 2007, without any amendment to the bylaws, as provided for in article 168 of Law 6.404/76 and in paragraph 1 of article 4 of the Company’s Bylaws, the change of the main paragraph of article 4 of the Company’s bylaws, which shall henceforth take effect with the following wording: “Article 4 – The Company’s capital is four billion, six hundred and forty million, nine hundred and forty-six thousand, six hundred and sixty reais and ninety-two centavos (R$ 4,640,946,660.92), divided into four hundred and thirty-two million, eight hundred and thirty-seven thousand, six hundred and eleven (432,837,611) shares, of which one hundred and forty-nine million, eight hundred and ten thousand, eight hundred and seventy (149,810,870) are common shares, and two hundred and eighty-two million, two hundred and twenty-three thousand, six hundred and seventy-five (282,223,675) are class “A” preferred shares, and eight hundred and three thousand, sixty-six (803,066) are class “B” preferred shares. 8 - ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Shareholders present at the meeting, which made up the quorum required to render the deliberations of this General Meeting valid, and by decision of the Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, March 6, 2008. [Signature: Anna Cecília de M.C. Dutra da Silva - Chairman; Ana Patrícia Soares Nogueira – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Anna Cecília de M.C. Dutra da Silva); Odebrecht S.A. (by Anna Cecília de M.C. Dutra da Silva); Petrobras Química S.A. – Petroquisa (by Mario Jorge Cabral); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (by José Washington Eustáquio dos Santos)]

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2516.1515 - Fax (21) 2233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3271.2044
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.